As filed with the Securities and Exchange Commission on December 22, 2004

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement

under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(AMENDMENT NO. 2)

NEW CENTURY TRS HOLDINGS, INC.

(Name of Subject Company (Issuer))

NEW CENTURY TRS HOLDINGS, INC.

(Names of Filing Person (Offeror))

3.50% Convertible Senior Notes Due 2008

(Title of Class of Securities)

64352D AA9

64352D AB7

(CUSIP Numbers of Class of Securities)

Brad A. Morrice

Vice Chairman, President and Chief Operating Officer

New Century Financial Corporation

18400 Von Karman Avenue, Suite 1000

Irvine, California 92612

(949) 440-7030

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Peter T. Healy, Esq. O’Melveny & Myers LLP 275 Battery Street, 26th Floor San Francisco, California 94111 (415) 984-8700	Steven B. Stokdyk, Esq. Sullivan & Cromwell LLP 1888 Century Park East, Suite 2100 Los Angeles, California 90067 (310) 712-6600

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (1)
$399,840,000	$50,659.73
(1)	Estimated solely for the purpose of determining the registration fee, and calculated based on the average of the high and low prices for the 3.50% Convertible Senior Notes due 2008 of New Century TRS Holdings, Inc. on November 18, 2004, which was 190.4% of par. The amount of the filing fee equals $126.70 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$46,429.22	Filing Party:	New Century TRS Holdings, Inc.
			New Century Financial Corporation
Form or Registration No.:	Form S-4 (333-120209)	Date Filed:	November 4, 2004
	Form S-4 (333-120209-01)

Amount Previously Paid:	$4,230.51	Filing Party:	New Century TRS Holdings, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	November 22, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT TO AMENDMENT NO. 2

This Amendment No. 2 amends and supplements the tender offer statement on Schedule TO filed by New Century TRS Holdings, Inc., a Delaware corporation (“New Century TRS”), with the Securities and Exchange Commission (the “SEC”) on November 22, 2004, as amended and supplemented by Amendment No. 1 to the Schedule TO filed by New Century TRS on December 10, 2004 (as amended and supplemented, the “Schedule TO”), relating to the offer (the “Offer”) to have converted up to all of its 3.50% Convertible Senior Notes due 2008 (CUSIP Nos. 64352D AA9 and 64352D AB7) (the “Notes”) for cash and shares of common stock, par value $0.01 per share, of New Century Financial Corporation, a Maryland corporation (“New Century Financial”), upon the terms and subject to the conditions contained in the prospectus dated November 22, 2004 (as amended and supplemented on December 10, 2004, the “Prospectus”) and the related letter of transmittal, which form part of New Century TRS’s and New Century Financial’s joint Registration Statement on Form S-4 (File Nos. 333-120209 and 333-120209-01), originally filed with the Securities and Exchange Commission on November 4, 2004 (as amended, the “Registration Statement”).

This Amendment No. 2 to the Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities and Exchange Act of 1934, as amended.

Item 11. Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

On December 21, 2004, New Century Financial issued a press release announcing the number of shares to be issued as additional consideration in connection with the Offer.

The full text of the press release is attached as Exhibit (a)(5)(iii) to this Schedule TO and is incorporated herein by reference.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(iii)	Press Release dated December 21, 2004 announcing the number of shares to be issued as additional consideration in connection with the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEW CENTURY TRS HOLDINGS, INC.

December 22, 2004	By:	/s/ ROBERT K. COLE
Robert K. Cole Chairman and Chief Executive Officer

INDEX TO EXHIBITS

Exhibit No.	Description
Exhibit (a)(1)(i)	Prospectus dated November 22, 2004 (incorporated by reference to the joint Prospectus dated November 22, 2004 of New Century Financial and New Century TRS filed pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended).

Exhibit (a)(1)(ii)*	Letter of Transmittal.

Exhibit (a)(1)(iii)*	Notice of Guaranteed Delivery.

Exhibit (a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

Exhibit (a)(1)(v)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

Exhibit (a)(1)(vi)	Prospectus Supplement dated December 10, 2004 (incorporated by reference to the Prospectus Supplement dated December 10, 2004 of New Century Financial and New Century TRS filed pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended).

Exhibit (a)(2)	None.

Exhibit (a)(3)	None.

Exhibit (a)(4)	Incorporated by reference herein as Exhibit (a)(1)(i).

Exhibit (a)(5)(i)	Press Release dated November 22, 2004 announcing the commencement of the Offer (incorporated by reference to the Press Release dated November 22, 2004 filed pursuant to Rule 425 of the Securities Act of 1933, as amended).

Exhibit (a)(5)(ii)**	Press Release dated December 10, 2004 announcing the amendment and extension of the Offer.

Exhibit (a)(5)(iii)	Press Release dated December 21, 2004 announcing the number of shares to be issued as additional consideration in connection with the Offer.

Exhibit (b)	None.

Exhibit (d)	Purchase Agreement by and between New Century Financial and New Century TRS, dated November 3, 2004 (incorporated by reference to Exhibit 10.1 to New Century TRS’s Form 8-K as filed with the Securities and Exchange Commission on November 4, 2004).

Exhibit (g)	None.

Exhibit (h)	Opinion of O’Melveny & Myers LLP (incorporated by reference to Exhibit 8.1 to the Registration Statement).

*	Previously filed and as amended by Item 12 of Amendment No. 1 to Schedule TO filed December 10, 2004.
**	Previously filed.